Exhibit 99.3

PRESS RELEASE

WiLAN Reports First Quarter 2011 Financial Results

Major settlements drive record revenues and earnings

OTTAWA, Canada – June 6, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced financial results for the three month period ended March 31, 2011.

Effective January 1, 2011, the Company changed its primary basis of accounting to U.S. generally accepted accounting principles (“GAAP”) from Canadian GAAP.  The change to U.S. GAAP was made as a result of the Company’s listing on the NASDAQ Global Select Market (“NASDAQ”), which commenced on June 1, 2011.  In addition, the change was made to facilitate comparisons with WiLAN’s industry peers, all of whom are listed in the United States and file their financial statements prepared in accordance with U.S. GAAP.  In conjunction with the change to U.S. GAAP, the Company has changed its functional and reporting currency to the U.S. dollar, effective January 1, 2011.  All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First Quarter 2011 Highlights:
•	Record cash revenues of $26.3 million, an increase of 65% as compared to $15.9 million in the three month period ended March 31, 2010.
•	Record adjusted earnings* of $13.0 million, or 11 cents per share, as compared to adjusted earnings of $7.5 million, or 7 cents per share, in the three month period ended March 31, 2010.
•	Record net earnings of $19.8 million, or 17 cents per share, as compared to net earnings of $1.1 million, or 1 cent per share, in the three month period ended March 31, 2010.
•
Signed license agreements with companies such as Broadcom Corporation, Intel Corporation, Marvell Technology Group Ltd. and Motorola Mobility, Inc., which have positioned the Company to generate hundreds of millions of dollars in future revenues.

•	Generated $11.0 million in cash from operations; increased cash and short-term equivalents to $192.9 million at quarter end.
•	Raised gross proceeds of $76.1 million in an equity offering.
•	Declared an eligible dividend of CDN $0.025 per common share.

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“WiLAN was transformed in the first quarter of fiscal 2011,” said Jim Skippen, Chairman & CEO.  “Agreements signed during the quarter with marquee corporations including Intel, Broadcom and Motorola contributed to record revenues during the quarter.  The agreements also ended four major litigations which should contribute to a significant reduction in our future litigation expenses. I stated many times before, my belief that our past investment in litigation could generate a significant return in the future. Our record revenues and earnings in the first quarter signal the beginning of that return to WiLAN and its shareholders.”

Skippen added, “The recent start of trading of WiLAN shares alongside our peers on NASDAQ is another exciting accomplishment and signals the significant strength of our business. We have only started to realize WiLAN’s potential and with our strong financial position, we are better positioned than ever to build long-term shareholder value.”

The Board of Directors has declared an eligible dividend of CDN $0.025 per common share.  This dividend will be paid on July 6, 2011 to shareholders of record on June 15, 2010.

Revenue Review
In the first quarter ended March 31, 2010, revenues were $26.3 million representing an increase of 65% over the comparable period last year.  In the first quarter ended March 31, 2011, the top ten licensees accounted for slightly more than 85% of royalty revenues as compared to more than 89% of royalty revenues for the three months ended March 30, 2010.

Operating Expense Review
In the first quarter of 2011, patent licensing expenses totaled $0.9 million as compared to $2.1 million in the three month period ended March 31, 2010.  The decrease is primarily attributable to third party payments required under revenue share agreements recorded in the prior period.

Litigation expenses amounted to $11.4 million in the first quarter of 2011, as compared to $3.8 million in the three month period ended March 31, 2010.  Investment in the quarter remained high due to extensive pre-trial preparations that occurred prior to the dismissal of the laptop, router and handset cases and dismissal of the Intel Declaratory Judgment action.

In the first quarter of 2011 ended March 31, 2011, depreciation and amortization expense totaled $5.1 million as compared to $5.0 million in the three month period ended March 31, 2010.

At March 31, 2011, the Company’s net cash, comprised of cash, cash equivalents and short-term investments totaled $192.9 million, representing an increase of $83.9 million from the net cash position at December 31, 2010. During the first quarter of 2011, the Company generated $11.0 million from operations and raised net proceeds of $72.0 million in an equity offering.  The Company’s cash equivalents and short-term investments include T-bills, term deposits, GICs and other marketable securities.

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Earnings Review
In the first quarter ended March 31, 2011, WiLAN generated adjusted earnings of $13.0 million or 11 cents per share as compared to $7.5 million, or 7 cents per share, in the 3 month period ended March 31, 2010.  The difference in adjusted earnings between the reporting periods is due to increased revenues.

The Company generated net earnings of $19.8 million, or 17 cents per share, in the first quarter ended March 31, 2011, as compared to net earnings of $1.1 million, or 1 cent per share, in the three month fiscal period ended March 31, 2010.  The difference in net earnings between the reporting periods is due to increased revenues partially offset by increased operating expenses and the inclusion of $13.6 million of deferred tax recovery.  As a result of the significant license agreements signed in the first quarter, management determined that it is now more likely than not that the majority of its deferred income tax assets will be realized.

Subsequent Events
Subsequent to the end of the first quarter of 2011, the Company signed a new multi-year license agreement with Cisco Systems, Inc (“Cisco”).  WiLAN first signed a patent license with Cisco in October 2005, at the beginning of WiLAN’s patent licensing program.  At that time, Cisco took a perpetual license to WiLAN’s then-existing patent portfolio.  This new renewal agreement will cover the patents added to WiLAN’s portfolio since October 2005.

Financial Guidance
Fiscal 2011 guidance remains unchanged.  Revenues for the fiscal year ended December 31, 2011 are expected to be within the range of $110 million to $115 million.  Operating expenses, excluding stock based compensation, depreciation & amortization and unrealized gains or losses on foreign exchange contracts, all non-cash charges, and certain one-time charges, are expected to be in the range of $33 million to $36 million.  Adjusted earnings are expected to be within the range of $75 million to $80 million.

The above statements are forward-looking and actual results may differ materially.  The “Forward-looking Information” section at the end of this news release provides information on various risks and uncertainties that the Company faces.  Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s MD&A for the first quarter of fiscal 2011 dated June 3, 2011 (copies of which may be obtained at www.sedar.com or www.sec.gov).  Annual financial guidance for fiscal 2011 is provided to assist investors and other interested parties in understanding WiLAN’s performance.  The reader is cautioned that using this information for any other purpose may be inappropriate.

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The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports.  In addition, certain revenues may be of a one-time nature.  Thus, quarter-to-quarter fluctuations in revenue are normal and should be expected. Management believes that the strength of its business should be measured by annual revenues.

The above guidance for the twelve month period ended December 31, 2011 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates.  Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the course of the year, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast.  Accordingly, we exclude forecasts of such items from our guidance.  WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted.  Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – June 6, 2011 – 10 AM EDT
WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Daylight Savings Time (EDT).  WiLAN CEO, Jim Skippen and CFO, Shaun McEwan, will be on the call.

Calling Information
A live audio webcast will be available at
http://www.investorcalendar.com/IC/CEPage.asp?ID=164610.
•	To access the call from Canada and U.S., dial 1.877.407.0778 (Toll Free)
•	To access the call from other locations, dial 201.689.8565 (International)

Replay Information
The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=164610 and accessible by telephone until 11:59 PM on June 13, 2010.
Replay Number (Toll Free): 1.877.660.6853
Replay Number (International): 201.612.7415
Replay passcodes (both required for playback)
•	Account #: 286
•	Conference ID #: 372974

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About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1300 issued or pending patents.  For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements.  The Company has now adopted the term Adjusted Earnings instead of Pro forma Earnings which has been used in previous years, although the Company’s definition of Adjusted Earnings remains the same as its definition of Pro forma Earnings, being earnings from continuing operations before stock-based compensation, unrealized gain or loss on foreign exchange contracts, depreciation & amortization, provision for income taxes and certain other one-time charges.  Adjusted Earnings is a non-GAAP financial term.

Forward-looking Information
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to WiLAN’s recent settlement related license agreements, listing on NASDAQ, realization of deferred income tax assets and current guidance for results, revenues, operating expenses and adjusted earnings for the Company’s full 2011 fiscal year. The terms and phrases “which have positioned”, “positioned”, “should”, “more likely than not”, “are expected to be”, “may”, “believes”, “our current business indicators and expectations” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following risks: certain WiLAN patents may be found to be invalid, unenforceable and/or not infringed by any specific third party; the Company may be required to establish the enforceability of certain patents in court in order to obtain material licensing revenues; certain WiLAN patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; licensing the Company’s patents can take an extremely long time and may be subject to variable cycles; WiLAN is currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows; reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect the Company; changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN; the Company needs to acquire or develop new patents to continue and grow its business; WiLAN may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm its business and results of operations; the Company has made and may make future acquisitions of technologies or businesses which could materially adversely affect it; WiLAN’s acquisitions of patents are time consuming, complex and costly, which could adversely affect its operating results; the Company’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially; WiLAN may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation;  there can be no assurance as to the payment of future dividends; the Company’s ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies; and WiLAN’s actual financial results may vary from its publicly disclosed forecasts. These risk factors and others relating to WiLAN are discussed in greater detail in the “Risk Factors” section of WiLAN’s MD&A for the first quarter of fiscal 2011 dated June 3, 2011 (copies of which may be obtained at www.sedar.com or www.sec.gov). WiLAN recommends that readers review and consider all of these risk factors, and readers should not place undue reliance on WiLAN’s forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Shaun McEwan
Chief Financial Officer
O: 613.688.4898
C: 613.697.7159
E: smcewan@wilan.com

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
 www.renmarkfinancial.com

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations & Communications	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

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Wi-LAN Inc.
Consolidated Statement of Operations
(Unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended	Three months ended
	March 31, 2011	March 31, 2010

Revenues
Royalties	$26,345	$13,427
Brokerage	-	2,448
	$26,345	$15,875

Operating expenses
Patent licensing	860	2,132
Litigation	11,366	3,847
Research and development	1,289	871
General and administration	2,258	1,710
Foreign exchange gain	(2,149)	(179)
Stock-based compensation	686	618
Depreciation and amortization	5,120	5,056
Total operating expenses	19,430	14,055
Investment income	317	159
Earnings before income taxes	7,232	1,979

Provision for (recovery of) income tax expense
Current	1,007	835
Deferred	(13,574)	-
	(12,567)	835
Net earnings	19,799	1,144

Other comprehensive income:
Cumulative translation adjustment	9,830	7,901
Net earnings and comprehensive income	$9,969	$9,045

Earnings per share
Basic	$0.17	$0.01
Diluted	$0.17	$0.01

Weighted average number of common shares
Basic	117,081,518	102,122,809
Diluted	119,875,722	103,603,458

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Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	March 31, 2011	December 31, 2010
Current assets
Cash and cash equivalents	$165,398	$82,636
Short-term investments	27,487	26,971
Accounts receivable	2,996	2,238
Prepaid expenses and deposits	490	213
Deferred tax asset	27,665	-
	224,036	112,058

Furniture and equipment, net	962	568
Patents and other intangibles, net	118,986	126,069
Goodwill	12,623	13,522
	$356,607	$252,217

Current liabilities
Accounts payable and accrued liabilities	$14,198	$11,804
Current portion of patent finance obligations	2,639	-
	16,837	11,804

Patent finance obligations	6,646	-
Deferred tax liability	9,463	-
Liabilities	32,946	11,804

Shareholders' equity
Common shares	432,440	355,709
Additional paid-in capital	13,442	13,786
Accumulated other comprehensive income	16,225	26,055
Deficit	(138,446)	(155,137)
	323,661	240,413
	$356,607	$252,217

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Wi-LAN Inc.
Consolidated Statements of Cash Flow
(Unaudited)
(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2011	March 31, 2010
Cash generated from (used in)
Operations
Net earnings	$19,799	$1,144
Non-cash items
Stock-based compensation	686	618
Depreciation and amortization	5,120	5,056
Deferred income tax recovery	(13,574)	-
Foreign exchange gain on cash held in foreign currency	(633)	-
	11,398	6,818
Change in non-cash working capital balances
Accounts receivable	(758)	77
Prepaid expenses and deposits	(277)	(251)
Accounts payable and accrued liabilities	627	(1,751)
Cash generated from operations	10,990	4,892
Financing
Proceeds on sale of common shares, net	72,035	-
Dividends paid	(1,299)	-
Common shares issued for cash on the exercise of options	2,106	411
Cash generated from financing	72,842	411
Investing
Purchase of short-term investments	(516)	(4,734)
Purchase of furniture and equipment	(508)	(112)
Purchase of patents	(679)	(3,099)
Cash used in investing	(1,703)	(7,945)
Foreign exchange gain on cash held in foreign currency	633	2,514

Net cash and cash equivalents generated in the period	82,762	(129)
Cash and cash equivalents, beginning of period	82,636	69,232
Cash and cash equivalents, end of period	$165,398	$69,103

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